Exhibit 12.1

LSB Industries, Inc.

Unaudited Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends

(Dollars in Thousands)

	2011	2012	2013	2014	2015
Income (loss) from continuing operations before provisions (benefit) for income taxes and equity in earnings of affiliate	$129,649	$91,699	$90,126	$32,044	$(58,257)
Add:
Fixed charges	6,548	5,365	19,027	37,166	40,319
Amortization of capitalized interest	—	1	26	79	152
Share of distributed income of 50% owned affiliate	1,649	1,782	1,719	590	—
Less:
Interest capitalized (1)	—	(398)	(3,959)	(14,104)	(30,625)
Adjusted earnings	$137,846	$98,449	$106,939	$55,775	$(48,411)
Fixed charges:
Interest expense, net (2)	$4,733	$3,715	$13,953	$21,528	$7,334
Interest capitalized	—	398	3,959	14,104	30,625
Estimate of interest in rental expense	1,815	1,252	1,115	1,534	2,360
Fixed charges	6,548	5,365	19,027	37,166	40,319
Preferred stock dividends (3)	473	472	493	489	3,273
Combined fixed charges and preferred stock dividends	$7,021	$5,837	$19,520	$37,655	$43,592
Ratio of earnings to fixed charges	21.1	18.4	5.6	1.5	—
Insufficient coverage (4)	—	—	—	—	88,730
Ratio of earnings to combined fixed charges and preferred stock dividends	19.6	16.9	5.5	1.5	—
Insufficient coverage (4)	—	—	—	—	92,003

(1)

Interest capitalized during the period is deducted because fixed charges include all interest, whether capitalized or expensed. Only fixed charges that were deducted from income from continuing operations before income taxes should be added back in the earnings computation.

(2)

Interest expense includes amortization of deferred debt issuance costs and excludes realized and unrealized gains or losses on interest rate financial instruments that are reported as interest expense.

(3)	Preferred stock dividends include the accretion of the carrying value of preferred stock, when applicable.
(4)	For 2015, earnings were inadequate to cover fixed charges and combined fixed charges and preferred stock dividends.